                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                             BEYOND.COM CORPORATION
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                    08860101
                                    --------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                                Page 1 of 5 Pages


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-------------------                                            -----------------
CUSIP No. 08860E101                     13G                    Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William S. McKiernan
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                USA
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      8,407,577 shares
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   57,690
         BENEFICIALLY         --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    8,407,577
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      57,690
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,465,267
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                         [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        23.3%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------



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                                                               Page 3 of 5 Pages

ITEM 1. (a)    NAME OF ISSUER

               Beyond.com Corporation

ITEM 1. (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3200 Patrick Henry Drive, Santa Clara, CA 95054

ITEM 2. (a)    NAME OF PERSON FILING:

               William S. McKiernan

ITEM 2. (b)    ADDRESS OF PRINCIPAL OFFICE

               550 South Winchester Blvd., Suite 301, San Jose, CA  95128

ITEM 2. (c)    CITIZENSHIP:

               USA

ITEM 2. (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2. (e)    CUSIP NUMBER:

               08860E101

ITEM 3.        Not applicable.

ITEM 4.        OWNERSHIP

        The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 1999:

        (a)    Amount Beneficially Owned:

               8,465,267 shares. Includes 8,407,577 shares of common stock held by Mr. McKiernan and 57,690 shares of common stock held by members of Mr. McKiernan's immediate family. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

                                                               Page 4 of 5 Pages
        (b)    Percent of Class:

               23.3%

        (c)    Number of shares as to which such person has:

                   (i)       Sole power to vote or to direct the vote:

                             8,407,577

                  (ii)       Shared power to vote or to direct the vote:

                             57,690

                 (iii) Sole power to dispose or to direct the disposition of:

                             8,407,577

                  (iv) Shared power to dispose or to direct the disposition of:

                             57,690

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF THE GROUP

               Not applicable.

                                                               Page 5 of 5 Pages
ITEM 10.       CERTIFICATION

               Not applicable.



                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                             Date:  February 9, 2000

                                             /s/ William S. McKiernan
                                             -----------------------------------
                                                 William S. McKiernan